SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2 CA/DCGG Rua da Quitanda, nº 196, 25th floor. 22210-030 Rio de Janeiro - RJ - Brazil RCA 980, dated 26.05.2023

CERTIFICATE

MINUTES OF THE NINTH EIGHTIETH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ nº 00001180/0001-26

It certifies, for all due purposes, that the 980th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was held at 09:00 am on the twenty-sixth day of the month of May of the year two thousand and twenty-three, with closing of the works recorded on the same day at 6:13 pm. The meeting took place at the central office of Eletrobras, located at Rua da Quitanda, no. 196, 25th floor, Centro, Rio de Janeiro – RJ. Assumed in person, the Chairman of the work was the Board Member IVAN DE SOUZA MONTEIRO (ISM). Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), MARCELO DE SIQUEIRA FREITAS (MSF), MARISETE FÁTIMA DADALD PEREIRA (MFP), FELIPE VILLELA DIAS (FVD), MARCELO GASPARINO DA SILVA (MGS) and DANIEL ALVES FERREIRA (DAF) attended the meeting in person. Board Members PEDRO BATISTA DE LIMA FILHO (PBL) and VICENTE FALCONI CAMPOS (VFC) participated by videoconference. There was no record of absence from the meeting, thus understood as the non-participation in any segment of the conclave. The council was secretarial by the Superintendent of Governance BRUNO KLAPPER LOPES (BKL) with the support of the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). President WILSON FERREIRA JR. (WFJ) attended the meeting in person as a guest. INSTRUCTION: The support material was made available to the Board Members through the Governance Portal. INSTALLATION AND DELIBERATION QUORUMS: As prescribed in Article 25, caput, of Eletrobras' Bylaws, the deliberations of this conclave must take place in the presence of the majority of its members, and its resolutions must be taken, as a general rule, by the majority of those present, except for the cases of qualified quorum depicted in Article 26 of the Bylaws. The meeting was convened with the presence of nine members, in compliance with the minimum quorum for the installation of five members, and with a minimum quorum for taking deliberations of five members, except in cases where there is an explicit record of change in the quorum of those present at the time of deliberation. The prior declaration of conflict of interest by the Board Member and/or his momentary absence from the conclave entails its subtraction for the purposes of calculating the minimum quorum of deliberation thereof. DECISION: DEL 075, dated 05.26.2023. Authorization to convene the 187th Extraordinary General Meeting of Eletrobras. Extension of the Transfer of the Luz para Todos and Mais Luz para a Amazônia Programs to ENBPar. RES 292, dated 05.17.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the supporting material, in the documents below and based on the favorable opinion issued by the Strategy, Governance and Sustainability Committee at its 44th meeting held on 05.25.2023, RESOLVED: Executive Board Resolution No. 292, dated 05.17.2023; Report of Executive Board VGR-104, dated 05.17.2023; and Executive Summary VGR-006, dated 05.18.2023; 1. Authorize the convocation of the 187th Extraordinary General Meeting (EGM) of Eletrobras Shareholders, to be held on June 29, 2023, in the fully digital model, within a minimum period of thirty (30) days, counted from the date of its publication, pursuant to the Call Notice and the Management Proposal annexed to RES-292, of 05.17.2023. 2. Delegate powers, in accordance with article 18, paragraph 7, of the Bylaws, so that the Board Member of Board of Directors of Eletrobras, Mr. Daniel Alves Ferreira, chairs the table of the 187th Extraordinary General Meeting – EGM of Eletrobras, also giving him powers to appoint eventual substitutes and to appoint, if he deems appropriate, an external specialist lawyer to secretary the conclave. 3. Delegate powers to the Vice-Presidency of Regulation and Institutional Relations – VRR to approve the final version of the instrument of Addendum to the Transition and Transfer of Management Contract of the Sector Programs and BUSA, to be signed between Eletrobras and ENBPar with the objective of operationalizing the extension of term portrayed in Ordinance No. 730/GM/MME, which will include a suspensive condition clause that conditions the

DEL-075/2023. Classification of Deliberation Information: Sectoral. DEL-078/2023. Classification of Deliberation Information: Confidential. DEL-080/2023. Classification of Deliberation Information: Confidential. DEL-081/2023. Classification of Deliberation Information: Confidential. The classification of the information, and the revision of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

2 CA/DCGG Rua da Quitanda, nº 196, 25th floor. 22210-030 Rio de Janeiro - RJ - Brazil RCA 980, dated 26.05.2023 effectiveness of the Addendum to the approval of the agenda contained in the 187th EGM of Eletrobras. 4. Determine that the Vice-Presidency of Regulation and Institutional Relations – VRR forwards to the Vice-Presidency of Governance, Risks and Compliance – VGR, to the Executive Board and to the Board of Directors of Eletrobras, for knowledge, the final instrument signed by the parties, which is dealt with in item 2 above. 5. Determine that the Vice-Presidency of Governance, Risks and Compliance – VGR, through the Superintendence of Governance – DCG, the Department of Strategic Governance and Intelligence – DCGE, the Secretariat of Governance – DCGG and the Executive Secretariat – DCGS, the Vice-Presidency of Regulation and Institutional Relations – VRR, through the Superintendence of Sectoral Programs and Regional Funds – DRF, the Financial and Investor Relations Vice-Presidency - VFR, through the Investor Relations Superintendence - DFR, the Legal Vice-Presidency - VJR, through the Legal Department - DJ, the Legal Superintendence - DJJ and the Legal Advisory Department - DJJC, adopt, in their respective areas of operation, the necessary measures to comply with this Deliberation. Deliberative Quorum: Unanimity. DEL 080, dated 05.26.2023. Reference Form – financial year 2023. RES 293 of 05.22.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the supporting material, in the documents below and based on the favorable opinion issued by the Audit and Statutory Risk Committee at its 301st meeting held on 05.23.2023, in the favorable opinion issued by the Strategy Committee, Governance and Sustainability at its 44th meeting held on 05.25.2023, in the favorable opinion issued by the People Committee at its 46th meeting held on 05.25.2023, RESOLVED: Executive Board Resolution No. 293, dated 05.22.2023; Executive Board Report VFR-043, dated 05.18.2023; and Executive Summary DNEG-003, dated 05.18.2023; 1. Authorize the filing of the 2023 Reference Form, for the base year of 2022, with the Brazilian Securities and Exchange Commission – CVM, pursuant to the draft attached to RES 293, dated 05.22.2023; 2. Determine that the Financial and Investor Relations Vice Presidency - VFR, through the Investor Relations Superintendence - DFR and the Governance, Risk and Compliance Vice Presidency - VGR, through the Governance Superintendence - DCG, the Department of Strategic Governance and Intelligence - DCGE, the Governance Secretariat - DCGG and the Executive Secretariat - DCGS, adopt, in their respective areas of activity, the necessary measures to comply with this Deliberation. Deliberative Quorum: Unanimity. DEL 081, dated 05.26.2023. Election of the Executive Vice President of Innovation, R&D, Digital and IT of Eletrobras, of a statutory nature. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in the presentation of the rapporteur, in the favorable opinion issued by the Committee of Statutory Persons – CPES in its 46th meeting held in 05.25.2023, and in the supporting material, DELIBERATED: 1. Approve the election of JULIANO DE CARVALHO DANTAS, Brazilian, married, holder of the identity card of RG no. 1400342, issued by the SSP/RN and registered with the CPF under no. 023.122.534-29, resident and domiciled in the city of Rio de Janeiro, Rio de Janeiro, with business address at Rua da Quitanda, 196, 23º andar, Centro, CEP 20091-005, Rio de Janeiro – RJ, for the position of EXECUTIVE VICE PRESIDENT OF INNOVATION, R&D, DIGITAL AND IT of Eletrobras, with a unified management term from 05.01.2023 to 05.01.2025, pursuant to article 21, article 31, item XV, and article 36, both of the Bylaws, without prejudice to the automatic extension referred to in article 24 of the Bylaws, conditioning the effectiveness of the election and the investiture in office to the signature of the term of office within 30 (thirty) days following the election, as provided for in Article 149, § 1, of Law No. 6.404/76; 2. Determine that the Executive Secretariat – DCGS, the Governance Secretariat – DCGG, the Executive Secretariat – DCGE, the Presidency – PR, the Vice Presidency of Supplies and Services, the Vice Presidency of Finance and Investor Relations, the Vice Presidency of People, Management and Culture and the Directorate of Communication, adopt, each within the scope of their respective attributions, the necessary measures to comply with this resolution. Deliberative Quorum: Unanimity. It is recorded that the material pertinent to the items resolved at this meeting of the Board of Directors is filed at the Company's headquarters. With nothing more to deal with the issues, Chairman IVAN DE SOUZA MONTEIRO closed the related work and ordered the Secretary of Governance of the Council to draw up this

DEL-075/2023. Classification of Deliberation Information: Sectoral. DEL-078/2023. Classification of Deliberation Information: Confidential. DEL-080/2023. Classification of Deliberation Information: Confidential. DEL-081/2023. Classification of Deliberation Information: Confidential. The classification of the information, and the revision of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

2 CA/DCGG Rua da Quitanda, nº 196, 25th floor. 22210-030 Rio de Janeiro - RJ - Brazil RCA 980, dated 26.05.2023

Certificate which, after being read and approved, will be signed by the Secretary of Governance. The other matters dealt with in this meeting were omitted in this certificate, out of legitimate caution, supported by the duty of secrecy of the Management, according to the "caput" of article 155 of Law No. 6,404/76, since they concern interests merely internal to the Company, being, therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. Present: Chairman IVAN DE SOUZA MONTEIRO; Board Members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO, VICENTE FALCONI CAMPOS; Governance Officer: BRUNO KLAPPER LOPES; Secretary of Governance: FERNANDO KHOURY FRANCISCO JUNIOR.

Rio de Janeiro, June 02, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

DEL-075/2023. Classification of Deliberation Information: Sectoral. DEL-078/2023. Classification of Deliberation Information: Confidential. DEL-080/2023. Classification of Deliberation Information: Confidential. DEL-081/2023. Classification of Deliberation Information: Confidential. The classification of the information, and the revision of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.